Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENCED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2019	2020
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$9,412	$5,444
Bank deposit	-	19,900
Marketable securities	40,966	40,678
Receivables from collaborative arrangements	4,120	1,171
Prepaid expenses and other current assets	1,293	1,494
TOTAL CURRENT ASSETS	55,791	68,687

NON-CURRENT ASSETS:
Restricted long-term deposits	472	1,284
Property and equipment, net	2,314	2,202
Operating lease right-of-use assets	2,040	1,777
Funds in respect of employee rights upon retirement	684	682
TOTAL NON-CURRENT ASSETS	5,510	5,945

TOTAL ASSETS	$61,301	$74,632
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,710	$1,232
Other accounts payable	4,123	5,154
Current maturities of operating leases	672	525
TOTAL CURRENT LIABILITIES	6,505	6,911

LONG-TERM LIABILITIES -
Operating leases liabilities	1,373	1,227
Liability for employee rights upon retirement	958	973
TOTAL LONG-TERM LIABILITIES	2,331	2,200
COMMITMENTS
TOTAL LIABILITIES	8,836	9,111

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2019 and June 30, 2020; issued and outstanding: 20,402,800 and 22,996,948 as of December 31, 2019 and June 30, 2020, respectively.	561	635
Additional paid-in capital	203,977	231,139
Accumulated deficit	(152,073)	(166,253)
TOTAL SHAREHOLDERS' EQUITY	52,465	65,521
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,301	$74,632

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENCED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2019	2020	2019	2020
COLLABORATION REVENUES	$14,151	$4,598	$7,793	$1,133
RESEARCH AND DEVELOPMENT EXPENSES	22,233	14,381	11,440	6,451
GENERAL AND ADMINISTRATIVE EXPENSES	3,332	4,994	1,638	2,233
TOTAL OPERATING LOSS	11,414	14,777	5,285	7,551
FINANCIAL INCOME, net	(760)	(597)	(359)	(481)
LOSS FOR THE PERIOD	$10,654	$14,180	$4,926	$7,070
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.56	$0.64	$0.26	$0.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,949,968	22,143,099	18,949,968	22,920,557

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2019	18,949,968	$520	$190,853	$(127,464)	$63,909
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2019:
Loss for the period				(10,654)	(10,654)
Share-based compensation			1,487		1,487
BALANCE AT JUNE 30, 2019	18,949,968	$520	$192,340	$(138,118)	$54,742

BALANCE AS OF JANUARY 1, 2020	20,402,800	561	203,977	(152,073)	52,465
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2020:
Loss for the period				(14,180)	(14,180)
Issuance of shares and warrants through public offering, net of issuance costs	2,091,907	61	21,245		21,306
Issuance of shares and warrants through private placement from the controlling shareholder	454,628	13	4,987		5,000
Vesting of restricted shares units	19,166	*	*		*
Exercise of options	28,447	*	151		151
Share-based compensation			779		779
BALANCE AT JUNE 30, 2020	22,996,948	635	231,139	166,253	65,521

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(10,654)	$(14,180)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	432	470
Changes in accrued liability for employee rights upon retirement, net	46	17
Share-based compensation	1,487	779
Financial expenses (income), net	43	(14)
Net changes in operating leases	(103)	(30)
Changes in fair value of marketable securities	(79)	76
Changes in operating asset and liabilities:
Accounts receivable	(7,826)	2,949
Prepaid expenses and other current assets	1,890	(201)
Accounts payable and other	1,935	553
Long-term receivables	-	-
Net cash used in operating activities	(12,829)	(9,581)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(282)	(358)
Investment in marketable securities	(2,551)	(19,640)
Proceeds from sale of marketable securities	23,773	19,852
Short-term deposits	1,000	(19,900)
Long-term deposits	(5)	(12)
Net cash provided by (used in) investing activities	21,935	(20,058)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from exercise of options	-	151
Proceeds from issuance of shares, net of issuance costs	-	26,306
Net cash provided by financing activities	-	26,457
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(43)	14
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,063	(3,168)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	5,675	9,762
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIODs	$14,738	$6,594
Cash and Cash equivalents	14,388	5,444
Restricted cash	350	1,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	14,738	6,594
SUPPLEMENTARY INFORMATION:
Interest received	-	628

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (the "Company") is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead product candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. In addition to these novel product candidates, the Company’s product pipeline includes generic product candidates.

On August 4, 2014, 100% of the Company’s shares were acquired by its current controlling shareholder (the “controlling shareholder”).

In January 2018, the Company completed an Initial Public Offering ("IPO") on the NASDAQ Stock Market, in which it issued 6,250,000 Ordinary shares at a price per share of $12. During February 2018 the underwriters exercised their green shoe option and purchased additional 937,500 ordinary shares at the same price per share. The total proceeds received from the IPO, net of issuance costs, were approximately $78.8 million.

Immediately prior to the closing of the IPO, the outstanding promissory note was automatically converted into 5,444,825 Ordinary shares of the Company based on the IPO price of $12 per ordinary share.

In August 2019, the Company completed an underwritten follow-on public offering, in which it issued 1,437,500 ordinary shares at a price per share of $8 for a total net proceeds of approximately $10.6 million.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary”) to support the Company with regard to marketing, regulatory affairs and business development relating its products and technology in the U.S.

Risk and Uncertainties

Since incorporation through June 30, 2020, the Company has an accumulated deficit of approximately $166,253 and its activities have been funded mainly by its shareholders and revenue from collaboration arrangements. Management believes that the Company's cash and cash equivalents, deposits and marketable securities as of June 30, 2020 will allow the Company to fund its operating plan through at least the next 12 months  from the financial statements issuance date. However, the Company expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and, as of June 2020, has spread to over 50 countries, including the United States and Israel. The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS (continued)

The full extent to which the COVID-19 pandemic will directly or indirectly impact its business, results of operations and financial condition, including revenues from collaboration arrangements, expenses, reserves and allowances, manufacturing, supply, regulatory approvals, clinical trials, commercial launch of branded and generic product candidates,  research and development costs and employee-related amounts, will depend on future developments that are highly uncertain and cannot be predicted. The Company continues to monitor and assess new information related to the COVID-19 pandemic, the actions taken to contain or treat COVID-19, as well as the economic impact on the different markets.

As of the date of issuance of these condensed consolidated financial statements, the extent to which the COVID-19 pandemic may materially impact the Company's financial condition, liquidity, or results of operations is uncertain.  Furthermore, the estimation process required to prepare the Company’s consolidated financial statements requires assumptions to be made about future events and conditions and the impact of COVID-19 on its financial results, and while management believes such assumptions are reasonable, they are inherently subjective and uncertain. The Company’s actual results could differ materially from those estimates.

As of June 30, 2020, the main impact on the Company's operations resulting from COVID-19 is the decline in revenues of Acyclovir in the second quarter.  Management believes that such decline is mainly attributed to the government restrictions, such as social distancing, “shelter in place” orders, business closures, and economic and logistical impacts that these measures have on consumer demand as well as the health care industry’s ability to administer such procedures. Additionally, these restrictions may result in reduction in new infected patients.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements.  Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements.  In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2020, the consolidated results of operations for the six and three month periods ended June 30, 2019 and 2020 and statements of changes in shareholders' equity and cash flows for the six month period ended June 30, 2019 and 2020.

The consolidated results for the three and six month period ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2019. The comparative balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.
Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and restricted shares, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include 1,251,378  and 1,244,731 options and restricted shares for the six months ended June 30, 2019 and 2020, respectively, because the effect would be anti-dilutive.

c.
Newly issued and recently adopted accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses Measurement of Credit Losses on Financial Instruments”. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The adoption of this guidance does not have a material impact on the Company's consolidated financial statements.

NOTE 3 — MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2019	2020
Level 2 securities:
U.S government and agency bonds	$2,499	-
Canada government bonds	999	-
Other foreign government bonds	3,521	3,523
Corporate bonds*	33,947	37,155
Total	$40,966	$40,678

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 3 — MARKETABLE SECURITIES (continued):

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended	For the Six Months
	December 31, 2019	ended June 30, 2020

Balance at beginning of the period	$56,662	$40,966
Additions	38,702	19,640
Sale or maturity	(54,333)	(19,852)
Changes in fair value during the period	(65)	(76)
Balance at end of the period	$40,966	$40,678

As of June 30, 2020, the Company’s debt securities had the following maturity dates:

Market value
June 30,
2020
Due within one year	39,937
Between 1-2 years	741

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, accrued expenses and other liabilities approximates their fair value.

NOTE 4 – COLLABORATION AGREEMENTS:

a.
In 2007, the Company granted rights to a  third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2020, the Company entered into several collaboration agreements with two third parties for the development, manufacturing and commercialization of several product candidates. Under the agreements, the third parties are obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the third parties have exclusive rights and are required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to 50% of the third parties’ gross profits related to the sale of these products, as such term is defined in the agreements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 4 – COLLABORATION AGREEMENTS (continued):

In February 2019, the Company announced that a third party has received final approval from the FDA for the first generic version of a drug product.  During the six months ended June 30, 2020 the Company recognized revenues from royalties related to sales of products in the U.S. under this agreement in the amount of $4,536.

This Agreement is considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenue when the related sales occur.

NOTE 5 - SHARE CAPITAL

Ordinary shares

On February 19, 2020, the Company completed an underwritten public offering, in which it issued 2,091,907 ordinary shares and warrants to purchase up to 1,673,525 ordinary shares, at a public offering price of $11.00 per ordinary shares. The warrants are exercisable over a three year period from the date of issuance at a per share exercise price of $14, subject to certain adjustments as defined in the agreement. The total proceeds received from the offering, net of issuance costs, were approximately $21.3 million.

In addition and in parallel to the public offering, the Company signed an agreement for a private placement with its controlling shareholder for an additional investment of approximately $5 million in consideration of 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares, at the same terms of the underwritten public offering mentioned above. The private placement agreement was contingent on certain conditions and was approved by the company’s shareholders on April 8, 2020.  The total proceeds of $5 million received in April 2020.

NOTE 6 - RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to the private placement with the controlling shareholder, see note 5.